SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL hereby informs, in compliance with the provisions of art. 12 of CVM Instruction 358/2002, as amended, which received, on this date, a communication from CFL Participações S.A., as follows:

"CFL PARTICIPAÇÕES SA, a private legal entity incorporated in the form of a corporate corporation of the anonymous, private type, whose corporate acts are filed at the Commercial Registry of the State of São Paulo under the Company Registration Number 35-3.0035483-4, headquartered in the city of São Paulo, State of São Paulo, at Rua General Jardim, 808, 13º andar, CEP 01223-010 and registered in the National Registry of Legal Entity, of the Ministry of Finance under 60.078.045/0001-00, hereby present as a shareholder of Vicunha Steel SA and Vicunha Aços SA, which in turn is a direct controller of Companhia Siderúrgica Nacional (hereinafter referred to as "CFL"), hereby communicates the following:

1. Ms. Clarice Steinbruch, a Brazilian citizen, legally separated, administrator, bearer of the Identity Card of General Registry ("RG") 7.526.365-8/SSP-SP, enrolled in the Physical Persons Registry of the Ministry of Finance ("CPF / MF") under n. 032.473.948-69, resident and domiciled in the city of São Paulo, with business address in the city of São Paulo, State of São Paulo, at Rua General Jardim, 808, 13º andar, CEP 01223-010, CFL shareholder, by donation, part of their participation in the capital of CFL for their children, being:

(i) 109,279,849 (one hundred and nine million, two hundred and seventy-nine thousand, eight hundred and forty-nine) common, nominative shares with no par value issued by CFL for its daughter Mônica Vidiz, Brazilian, married, psychologist, bearer of the identity card of RG n. 27.965.627-0/SSP-SP, enrolled with the CPF / MF under n. 228.020.728-11, resident and domiciled in the city of São Paulo, with a business address in the city of São Paulo, State of São Paulo, at Rua General Jardim, 808, 13º andar, CEP 01223-010 ("Ações Mônica"); and

(ii) 109,279,848 (one hundred and nine million, two hundred and seventy-nine thousand, eight hundred and forty-eight) common, nominative shares with no par value issued by CFL for its son Paulo Vidiz, Brazilian, single, publicist, bearer of the identity card of RG n. 22.221.435-1/SSP-SP, enrolled with the CPF / MF under n. 228.020.718-40, resident and domiciled in the city of São Paulo, with business address in the city of São Paulo, State of São Paulo, at Rua General Jardim, 808, 13º andar, CEP 01223-010 ("Paulo Shares"),

2. In addition, Clarice Steinbruch was granted a life-time usufruct over the economic rights related to the Monica Shares and the Paulo Shares.

3. Notwithstanding the aforementioned transactions, Clarice Steinbruch remains a shareholder of CFL, holder of 109,279,848 (one hundred and nine million, two hundred and seventy-nine thousand, eight hundred and forty-eight) common, nominative shares with no par value of issuance of CFL.

4. In view of the information communicated herein, the capital stock of CFL is now composed as follows:

Shareholder	CPF	Number of Shares
Léo Steinbruch	110.885.048-09	327,838,304
Espólio de Fabio Steinbruch	052.581.918-50	327,838,303
Clarice Steinbruch	032.473.948-69	109,279,848
Mônica Vidiz*	228.020.728-11	109,279,849
Paulo Vidiz*	228.020.718-40	109,279,848
	TOTAL	983,516,152

(*) with a lifetime usufruct of economic rights in favor of Clarice Steinbruch

Being what we had to communicate, we ask that you take all steps arising from the information transmitted herein and remain available for any clarifications that may be necessary."

São Paulo, Sep 3rd 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 3, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.